UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-________

In the matter of:	x
IndexIQ ETF Trust; and	x
IndexIQ Advisors LLC	x
x

Application to Amend a Prior Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

IndexIQ ETF Trust c/o David Fogel 800 Westchester Avenue, Suite N-611 Rye Brook, NY 10573	IndexIQ Advisors LLC c/o o David Fogel 800 Westchester Avenue, Suite N-611 Rye Brook, NY 10573

With a copy to:

Kathleen H. Moriarty, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

Page 1 of 40 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on July 3, 2012

	F.	Clarification of the Prior Order with respect to holdings of Portfolio ETFs in excess of the limits contained in Sections 12(d)(1)(A) and (B) of the Act	32
	G.	Clarification conforming certain disclosure representations in the Prior Application with the summary prospectus rule.	33
II.	Request for Relief		34
III.	Express Conditions to this Application		35
IV.	Names and Addresses and Procedural Matters		35
IV.	VIII. Authorization and Signatures		38
Appendix A		Verification of Application and Statement of Fact	A-1

I.	Introduction
A.	Summary of Application

IndexIQ ETF Trust (“Trust”) currently operates pursuant to an order granted by the Securities and Exchange Commission (“Commission”) on March 20, 20091 (“Prior Order”) with respect to the Fifth Amended and Restated Application for an Order dated as of March 10, 2009 (“Prior Application”)2. In this application dated July 2, 2012 (“Application”), the undersigned applicants (“Applicants”)3 apply for and request an order amending the Prior Order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Amended Order”). All defined terms contained in the Prior Application are equally applicable to this Application unless expressly modified or altered herein.

The Prior Order permits, among other things:

(i)	the Original Funds[4] to issue their Shares redeemable in large aggregations only;

1 See, IndexIQ ETF Trust, et al., Investment Company Release Nos. 28638 (February 27, 2009) (notice) and 28653 (March 20, 2009) (order).

2 See,http://www.sec.gov/Archives/edgar/data/1415995/000089109209001061/e34794-40appa.htm

3 All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the Application.

4 The Initial Funds, Additional Funds, Future Funds and all other Single-Tier Funds and FOF Funds of the Trust described in the Prior Application are referred to herein as the “Original Funds”. All Funds described in this Application, including Debt Funds, Combined Funds, Long-Short Funds, Extended/Long Funds and ETFs of ETFs, as well as all Funds established in the future that (i) are advised by the Advisor or an entity controlled by or under common control with the Advisor, as well as any series of any existing or future open-end investment company registered under the Act that are advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor, and (ii) comply with the terms of the Amended Order, are referred to collectively as “Additional Funds”. The Original Funds and Additional Funds are collectively referred to herein as “Funds”.

(ii)	secondary market transactions in Shares to be effected at negotiated market prices rather than at NAV on a national securities exchange such as NYSE Arca;
(iii)	relief from the seven (7) calendar day redemption requirement for certain Original Funds under certain circumstances;
(iv)	certain affiliated persons of the Original Funds to deposit securities into, and receive securities from, such Original Funds in connection with the purchase and redemption of aggregations of Shares of such Original Funds;
(v)	Acquiring Funds to acquire Shares of Original Funds (other than FOF Funds) beyond the limits of Section 12(d)(1)(A) of the Act; and
(vi)	Original Funds (other than FOF Funds) and/or any Broker registered under the Exchange Act to sell their Shares to Acquiring Funds beyond the limits of Section 12(d)(1)(B) of the Act[5].

Applicants now seek to amend the Prior Order to permit the Trust to issue Funds based on the types of Underlying Indexes6 discussed herein and to issue their Shares, in the manner described below, as well as to broaden the scope of relief provided to the Trust in connection with its FOF Funds under the terms and conditions of the Prior Order as amended by the requested Amended Order. Therefore, Applicants request that the Trust be permitted:

(i)	to issue Funds that are based on stated Underlying Indexes that are:
(a)	provided by third parties who are not affiliated with the Trust and the Advisor (collectively, “Non-Affiliated Indexes”); and/or
(b)	comprised of Domestic and/or International debt instruments described herein (“Debt Indexes”); and/or
(c)	comprised of both Domestic and/or International Equity Securities and debt instruments (“Combined Indexes”); and/or
(d)	designed to operate as “Long-Short” Indexes as defined and described below; and/or

5 The prior relief mentioned in sub-sections (v) and (vi) are collectively referred to herein as “Prior 12(d)(1) Relief”.

6 Each of the Funds will be based on a specific Index provided by either FDH acting as Index Provider, or by a Non-Affiliated Index Provider (as such term is defined below), each of which is referred to herein as an “Additional Underlying Index”. All Underlying Indexes including non-Affiliated Indexes, Debt Indexes, Combined Indexes, Long-Short Indexes, Extended/Long Indexes and FOF Indexes described below, together with the indexes underlying the Initial Funds and Future Funds described in the Prior Application, (“Prior Indexes”) are collectively referred to herein as the “Underlying Indexes.”

(e)	designed to operate as “Extended/Long” Indexes as defined and described below; and/or
(f)	FOF Indexes comprised of ETFs and ETVs not affiliated with the Advisor or any Fund (“Unaffiliated ETFs”), or ETFs and ETVs affiliated with the Advisor and the Funds (“Affiliated ETFs”), or a combination of such Unaffiliated and Affiliated ETFs.

Applicants also wish to clarify that, under the Prior Order,

(ii)	Single-Tier Funds, as well as FOF Funds, holding shares of another ETF (“Portfolio ETF”) are permitted to invest in the Underlying ETF Securities of such Portfolio ETF in lieu of the shares issued by such ETF; and
(iii)	the requirements and conditions contained in the Prior Application related to disclosures in a Fund’s Prospectus and annual reports have been superseded by those contained in the Commissions “Summary Prospectus Rule”. [7]

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; and the proposed transactions are consistent with the policy of each Fund; and (iii) with respect to the amended relief requested pursuant to Section 12(d)(1)(J), the proposed transactions are consistent with the general purposes of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. In addition, Applicants believe that the transactions and activities discussed in connection with the requests for clarification are presently permitted under the Prior Order. All requests for relief made herein by Applicants are referred to as “Relief”. Applicants also request that the Relief apply equally to the Original Funds, as applicable, and state that any Fund that may be established in the future will operate in substantially similar fashion to the Funds described in this Application and the Original

7 See, Investment Company Act Release No. 28584 (January 13, 2009).

Funds described in the Prior Application as amended by this Application. As long as each Fund operates in reliance on the requested Order, shares will be listed on an Exchange. Shares of any Fund may also be cross-listed on one or more non-U.S. securities markets.

The requested Relief with respect to the (i) Funds using Non-Affiliated Indexes is virtually identical to the prior relief granted by the Commission to other exchange-traded funds using Unaffiliated Indexes such as PIMCO ETF Trust, iShares Trust and SPDR Trust (collectively, “Prior Unaffiliated Indexed ETFs”)8, (ii) Funds using Debt Indexes is very similar to the prior relief granted by the Commission to other exchange-traded funds holding debt securities, such as PIMCO ETF Trust, Market Vectors ETF Trust, Claymore Exchange-Traded Trust, PowerShares Exchange-Traded Funds Trust, ETF Advisors Trust and iShares Trust (collectively, “Prior Debt ETFs”),9 (iii) Funds using Combined Indexes is very similar to the prior relief granted by the Commission to Global X Funds, Northern Trust Investments, N.A. and HealthShares, Inc (collectively, “Prior Combined ETFs”)10; (iv) Funds using Long-Short Indexes and Funds using

8 See, Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); (collectively, “iShares Order”); and In the Matter of SPDR Trust Series 1 , Investment Company Act Release No. 19055 (October 26, 1992)), as subsequently amended by In the Matter of SPDR Trust Series 1, Investment Company Act Release No. 26419 (April 19, 2004) (order) (collectively, “Prior Unaffiliated Index ETF Orders”).

9 See, Van Eck Associates Corporation et al., Investment Company Act Release Nos. 28007 (September 28, 2007) (notice) and 28021 (October 24, 2007) (order); Claymore Exchange-Traded Fund Trust, Investment Company Act Release Nos. 27982 (September 26, 2007) (notice) and 28019 (October 23, 2007) (order); PowerShares Exchange-Traded Fund Trust et al., Investment Company Release Act Nos. 27811 (April 30, 2007) (notice) and 27841 (May 25, 2007) (order) and ETF Advisors Trust et al., Investment Company Act Release Nos. 25725 (September 3, 2002) (notice) and 25759 (September 27, 2002) (order), among others (collectively, “Prior Debt ETF Orders”)

10 See, Global X Funds et al., Investment Company Act Release Nos. 27844 (September 30,2011) (notice) and 29852 (October 28, 2011) (order) ; Northern Trust Investments, NA ,Investment Company Act Release Nos. 29752 (August 10, 2011) (notice) and 29782 (September 6, 2011) (order); and HealthShares, Inc, et al., Investment Company Act Release Nos. 28929 (May 29, 2007) (notice) and 27871(June 21, 2007) (order) (collectively, “Prior Combined ETF Orders”).

Extended/Long Indexes is similar to the prior relief granted by the Commission to FQF Trust, Direxion Shares ETF Trust and ProShares Trust (collectively, “Prior Long/Short and Extended/Long ETFs”)11; and (v) Funds operating as Unaffiliated FOFs, Affiliated FOFs and FOFs comprised of both Unaffiliated and Affiliated Portfolio ETFs is very similar to the prior relief granted by the Commission to Federated ETF Trust, Van Eck Trust and U.S. One Trust, (collectively, “Prior ETFs of ETFs”)12, as well as to the 12(d)1) Relief granted to Applicants in the Prior Order.

Applicants are also seeking certain clarifications of the Relief granted by the Commission to the Applicants in the Prior Order.

No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	Background
A.	Applicants

IndexIQ ETF Trust was organized under the laws of the Delaware as a statutory trust on July 1, 2008. The Trust is registered with the Commission under the Act as a series open-end management investment company authorized to offer an unlimited number of Funds. The Trust currently offers and sells Shares of twelve (12) Funds pursuant to a registration statement filed

11 See, FQF Trust, et al.; Investment Company Act Release Nos. 29720 (July 11, 2011) (notice) and 29747 (Aug. 5, 2011 (order); Rafferty Asset Management, LLC et al. and Direxion Shares ETF Trust, Investment Company Act Release Nos. 28889 (Aug. 27, 2009) (notice) and 28909 (Sept. 22, 2009 (order); and ProShares Trust, Investment Company Release Nos. 28696 (April 14, 2009) (notice) and 28724 (May 12, 2009)(order)(collectively, “Prior Long/Short and Extended/Long ETFs Orders”).

12 See, Federated Investment Management Company and Federated ETF Trust, Investment Company Act Release Nos. 30093 (June 1, 2012)(notice) and 30123 ( June 26, 2012) (order) (“Federated ETF of ETF Order”) ; Van Eck VIP Trust, et al.; Investment Company Act Release Nos. 30063 (May 10, 2012) (notice) and 30096 (June 5, 2012)(order) (“Van Eck ETF of ETF Order”) and U.S. One, Inc. and U.S. One Trust , Investment Company Release Nos. 29128 (February 2, 2010) (notice) and 29164 (March 1, 2010) (order) (collectively, “ Prior ETF of ETF Orders”).

with the Commission on Form N-1A, as amended13 (“Registration Statement”). Each Fund will be advised by IndexIQ Advisors LLC (“Advisor”), or an entity controlled by or under common control with the Advisor. Applicants will not seek to register any Fund or list the Shares of any Fund without complying with all applicable listing rules of the primary listing Exchange.

The Advisor may enter into subadvisory agreements with additional investment advisors who may serve as SubAdvisor to the Trust and any of its series. As stated in the Prior Application, any SubAdvisor to the Trust or a Fund will be registered under the Advisers Act.

III.	Applicants’ Proposal
A.	Non-Affiliated Index Providers

Applicants seek to create and operate one or more index-based Funds for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser (defined herein), the Distributor or a promoter of the Funds will serve as the Index Provider (each, a “Non-Affiliated Index Provider”). Each Fund will seek to hold portfolio positions intended to produce the return of its stated Non-Affiliated Underlying Index.

B.	Debt Funds and Combined Funds.
1.	General

The Trust also seeks to issue a series of “Debt Funds” based on Underlying Debt Indexes that are comprised of public, taxable and tax-exempt, fixed income and other debt securities and debt instruments denominated in dollars as well as non-US currencies including, but not limited to, U.S., non-U.S and international corporate notes and bonds, domestic government, non-U.S.

13 File No. 333-152915. As stated above, Applicants request that an Amended Order issued in respect of this Application apply equally to any Fund that operates pursuant to the terms and conditions of the Prior Application as revised by this Application.

international and supra-national notes and bonds, mortgage-backed securities (“MBS”),14 asset-backed securities (“ABS”) and commercial mortgage-backed securities (“CMBS”), and exchange-traded notes that are listed on a U.S securities exchange (“ETNs”) (collectively, “Debt Securities”). Applicants believe that permitting the Trust to issue Debt Funds will allow the Trust to offer an array of Funds based on Debt Securities to potential investors who are interested in exposure to this class of investment.

The Trust also intends to issue a series of “Combined Funds” based on Combined Indexes whose Index Constituents are comprised of Domestic and/or International Equity Securities and Debt Securities. Applicants believe that, given the increasing investor use of asset allocation strategies that include both equity and debt exposure, permitting the Trust to issue Combined Funds will provide the Trust with greater flexibility and allow the Trust to offer a wider array of Funds to potential investors interested in these strategies in a more convenient and cost-effective manner. Combined Funds will be based upon Combined Indexes that may be designed to incorporate a typical tactical allocation strategy whereby, on a periodic basis, such Combined Indexes would re-weight the allocations to Debt Securities and Equity Securities based on various investment parameters contained in the Index Provider’s Rules-Based Process or the Non-Affiliated Index Provider’s proprietary index methodology.

Each Debt Fund and Combined Fund will seek to hold portfolio positions intended to produce the return of its stated Underlying Index.

14 As used herein, MBS refers to a category of pass-through securities backed by pools of mortgages and issued by one of several U.S. government-sponsored enterprises: the Government National Mortgage Association, known as Ginnie Mae; the Federal National Mortgage Association, known as Fannie Mae; or the Federal Home Loan Mortgage Corporation, known as Freddie Mac. In the basic pass-through structure, mortgages with similar issuer, term, and coupon characteristics are collected and aggregated into a pool. The pool is assigned a CUSIP number and undivided interests in the pool are traded and sold as MBS. The holder of an MBS is entitled to a pro rata share of principal and interest payments (including unscheduled prepayments) from the pool of mortgage loans.

2.	Index Selection Requirements
(a)	Debt Indexes

Each Debt Index developed by FDH as Index Provider will be derived from the application of its Rules-Based Process and each Debt Index developed by Non-Affiliated Index Provider will be derived from the application of its proprietary index methodology. Each Debt Index will meet the criteria for indexes contained in the “generic listing standards” for ETFs investing in debt securities adopted by the Exchanges.

(b)	Combined Indexes

Each Combined Index developed by FDH as Index Provider will be derived from the application of its Rules-Based Process and each Combined Index of a Non-Affiliated Index Provider will be derived from the application of its proprietary index methodology. Each Combined Index will meet the criteria for indexes contained in the “generic listing standards” for ETFs investing in domestic or foreign debt securities, and the criteria for indexes contained in the “generic listing standards” for ETFs investing in domestic or foreign equity securities, respectively, as adopted by the Exchanges.

3.	Portfolio Holdings — Debt Funds and Combined Funds

The Debt Funds and the Combined Funds will be managed and operate in the same manner, and be subject to the same representations made with respect to the Trust’s other Funds, as described in the Prior Application as well as those stated herein. The Portfolio Holdings of each Debt Fund and Combined Fund will be selected in the manner described in the Prior Application and the investment techniques currently used by the Trust and described in Section II.K. of the Prior Application entitled “Investment Objectives and Policies” (“Section II.K.”) will be used to achieve the individual investment objective of each Debt Fund and Combined Fund; that is, the Advisor or any SubAdvisor will utilize a Replication Strategy, a Sampling Strategy, or a combination of both approaches. When using a Sampling Strategy, the Advisor or any SubAdvisor will attempt to match the return and risk characteristics of the portfolio of a Debt Fund or a Combined Fund to the return and risk characteristics of its respective Underlying Index. The Advisor generally looks at the parameters that determine a particular Debt Security’s expected return and risk, such as duration, issuer, type (e.g., pre-refunded or insured) sector, credit rating, coupon or embedded interest, and then compares the results to the same parameters of the Debt Index or a Combined Index as a whole. The Advisor or any SubAdvisor may include or exclude certain Index Constituents of a Debt Index or Combined Index to create a more liquid portfolio and/or to improve arbitrage opportunities, and the Advisor believes that this sampling technique will permit the substitution of a more liquid Deposit Security for a less liquid Index Constituent with similar characteristics.

Each Debt Fund and Combined Fund will invest (x) at least 80% of its total assets (“80% Asset Basket”) in some or all of the Index Constituents of its Underlying Index and (y) may invest its remaining total assets (“20% Asset Basket”) in Non-Constituents, which include Financial Instruments, as well as debt securities and equity securities, as applicable, that are not Index Constituents of a Fund’s Underlying Index. The Advisor may invest in Money Market Instruments rather than in Index Constituents when it would be more efficient or less expensive for the Fund. Also, each Debt Fund and each Combined Fund may invest in Money Market Instruments as “cover” for Financial Instruments, for liquidity purposes, or to earn interest and may also invest its assets in Cash. Each Debt Fund and Combined Fund will comply with Section 18 of the Act, the rules adopted thereunder and the Commission staff’s positions with respect thereto.

4.	Purchase of Creation Units — Debt Funds and Combined Funds

Applicants intend to use mortgage “TBAs”, not specific MBS pools, among the Deposit Securities required to purchase a Creation Unit of a Debt Fund and a Combined Fund and among the Fund Securities receivable upon redeeming a Creation Unit of a Debt Fund and a Combined Fund. A “TBA” is a method of trading mortgage-backed securities.15 As is the practice used by Prior Debt ETFs that invest in MBS, prospective investors in any Debt Fund or Combined Fund holding MBS will be asked to substitute the cash value of the mortgage TBAs in lieu of the actual TBAs when constituting the Portfolio Deposit (except in the limited circumstances set forth in the next paragraph). The Advisor will use the cash to buy the appropriate TBA securities, which at settlement will become specific MBS pools. For redemptions, the Advisor will sell mortgage TBAs and include cash in the Redemption Payment along with the other Fund Securities on the current Redemption List (except in the circumstances set forth in the next paragraph).

The Advisor reserves the right not to include cash in connection with the purchase or redemption of one or more Creation Units of Debt Funds and Combined Funds holding MBS in place of mortgage TBAs, but rather to substitute Treasury securities of equivalent value and duration as the mortgage TBAs. The Advisor intends to exercise this right (a) only for trades placed after 2:00 p.m. Eastern time or, on days when the Bond Market Association recommends an early bond market close (typically the day before a holiday of holiday weekend), two hours before the recommended closing,16 and (b) only when, in the Advisor’s discretion, delivering cash could have a dilutive effect on the fund’s NAV.17 In any situation where the Advisor elects to substitute

15 A “TBA transaction” essentially is a purchase or sale of a pass-through security for future settlement at an agreed-upon date. Most MBS trades are executed as TBA transactions. TBA transactions increase the liquidity and pricing efficiency of transactions in MBS because they permit similar MBS to be traded interchangeably pursuant to commonly observed settlement and delivery requirements. The Fund’s Advisor intends to use the cash to buy the appropriate TBA securities, which at settlement will become specific MBS pools. For redemptions, the Advisor generally will sell mortgage TBAs and include cash in the Portfolio Deposit.

16 The Advisor requires a two hour period to ensure that it will have sufficient time to invest a purchaser’s cash in securities or sell Fund Securities to raise cash to satisfy redemptions.

17 Dilution is possible because the 4:00 p.m. NAV of a Debt Fund, and the debt securities portion of a Combined Fund, is calculated from data supplied by third party vendors using 3:00 p.m. data. If developments in the bond market after 3:00 p.m. cause a mortgage TBA to decrease (increase) in value, but not enough to trigger fair value pricing processes, the presence of cash in the Redemption Basket (Portfolio Deposit) basket could have a dilutive effect.

Treasury securities for cash, the Advisor will promptly notify the investor placing the order and the investor will have an opportunity to withdraw the order before it is accepted (and in no event will an order be accepted after 4:00 p.m. Eastern time). Any requirement to substitute Treasury securities for cash in the creation or redemption basket will be applied equally to all subsequent creation or redemption orders placed and accepted on that day. The Prospectus and SAI for each Debt Fund and Combined Fund will disclose the possibility and circumstances of this substitution, including the opportunity to withdraw orders, in any discussion of the creation and redemption process.

5.	Placement and Acceptance of Creation Orders — Debt Funds and Combined Funds

The Distributor will transmit all purchase orders to the relevant Debt Fund and Combined Fund in the same manner and pursuant to the same conditions described in the Prior Application under Section II.N. entitled “Sales of Fund Shares” (“Section II.N.”), except as otherwise stated herein. So, too, a Debt Fund or a Combined Fund may reject any order that is not in proper form. After a Debt Fund or a Combined Fund has accepted a purchase order and received delivery of the Deposit Securities and the Balancing Amount, DTC will instruct the Debt Fund to initiate “delivery” of the appropriate number of Creation Units to the book-entry account specified by the purchaser. The Custodian shall then notify the Advisor and the Distributor. The Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders.

6.	Payment Requirements for Creation Units — Debt Funds and Combined Funds

Payment with respect to Creation Units placed through the Distributor will be made in the same manner and pursuant to the same conditions as specified in Section II.N.; generally, purchasers will make an “in-kind” deposit with each Debt Fund and each Combined Fund of the Deposit Securities together with the requisite Balancing Amount, except that Treasury Securities may be required for deposit in the circumstances discussed above. As is the case for all of the

Trust’s Funds, the Advisor or the SubAdvisor will make available on each Business Day, prior to the opening of trading on the Exchange, the Creation List for each Debt Fund and each Combined Fund. Applicants note that information about the intra-day and closing prices for the Deposit Securities in the Portfolio Deposit of each Debt Fund and Combined Fund is readily available to the marketplace.18

7.	Redemption — Debt Funds and Combined Funds

Shares of Debt Funds and Combined Funds in Creation Units will be redeemable on any day on which the NYSE is open in exchange for Fund Securities on the current Redemption List as designated by the Advisor plus the Cash Redemption Payment. Applicants currently contemplate that Creation Units of each Debt Fund and Combined Fund will be redeemed principally “in kind,” except that cash will be substituted in lieu of Fund Securities that are mortgage TBA transactions, as noted above. In addition, a Debt Fund or a Combined Fund may make redemptions partly in cash in place of transferring one or more Fund Securities on a Redemption List to a redeeming investor if such Fund determines, in its discretion, that such alternative is warranted due to unusual circumstances. This could happen if the redeeming investor is unable, by law or policy, to own a particular Fund Security. Information about the intra-day and closing prices for the Securities in the Redemption List of each Debt Fund and Combined Fund is also readily available to the marketplace. 19

18 Authorized Participants and other market participants have several ways to access the intra-day prices for the securities comprising the Creation List and the Redemption List of each Debt Fund and Combined Fund. For example, intra-day prices for Treasury Securities, U.S. government agency securities, and mortgage TBAs are available from Bloomberg and Tradeweb. Intra-day prices for corporate bonds are available from the Trade Reporting and Compliance Engine (commonly known as “TRACE”). In addition, intra-day prices for each of these securities are available by subscription or otherwise to clients of major U.S. bond dealers. Closing bond prices are readily available from published or other public sources, such as TRACE, or on-line client-based information services provided by Bloomberg, Tradeweb, various bond dealers, and other pricing services commonly used by bond mutual funds.

19 Ibid.

8.	Settlement and Clearance – Debt Funds and Combined Funds

As a general matter, purchase orders for Creation Units of Debt Funds and Combined Funds in which Debt Securities are designated as Deposit Securities cannot be made through the NSCC system as described in Section II.N. Therefore, the Debt Securities will settle (i) via free delivery through the Federal Reserve’s Fedwire System (“Fedwire System”) for U.S. government securities (including Treasury securities) and MBS, and cash, (ii) through DTC for U.S. corporate, ABS, CMBS and U.S. non-corporate and (iii) Euroclear, or other foreign settlement and clearance system (collectively, “Foreign Settlement System”) for non-U.S. Debt Securities. The shares of each Debt Fund and each Combined Fund will settle through DTC. The Custodian will monitor the movement of the Deposit Securities and will instruct the movement of the Shares of a Debt Fund or a Combined Fund only upon validation that the requisite Deposit Securities have settled correctly or that required collateral is in place.

More specifically, purchase orders for Creation Units of Debt Funds and Combined Funds holding Debt Securities will settle as follows. On settlement date T+3, an Authorized Participant will transfer Debt Securities in a Deposit Basket that are: (i) U.S. corporate, ABS, CMBS and U.S. non-corporate Securities (other than U.S. government securities and MBS) through DTC, (ii) U.S. government securities and MBS, together with any cash, to the Custodian through the Fedwire System and (iii) non-U.S. Debt Securities through a Foreign Settlement System. Once the Custodian has verified the receipt of all of such Debt Securities (or in the case of failed delivery of one or more Debt Securities, collateral in the amount of 105% or more of the missing Debt Securities, which will be marked to market each day that the failed delivery remains undelivered) and any required cash (consisting of the Balancing Amount and Transaction Fee), the Custodian will notify the Distributor and the Advisor. Upon receipt of such notification, the Debt Fund or the Combined Fund will issue Shares in Creation Units and the Custodian will deliver the Shares to the Authorized Participant through DTC. DTC will then credit the Authorized Participant’s DTC account.

The clearance and settlement of redemption transactions for Creation Units of Debt Funds and Combined Funds is essentially the reverse of the process described above. After a Debt Fund or a Combined Fund has received a redemption request in proper form and the Authorized Participant has transferred Creation Units to the Custodian through DTC, such Fund will cause the Custodian to initiate procedures to transfer the requisite Fund Securities on the current Redemption List plus the Cash Redemption Payment, if any. On T+3, assuming the Custodian has verified receipt of the Creation Units, the Custodian will transfer the Fund Securities that are (i) U.S. corporate, ABS, CMBS and U.S. non-corporate securities (other than U.S. government securities and MBS) through DTC; (ii) U.S. government and MBS, together with any cash, through the Fedwire System and (iii) non-U.S. Debt Securities through a Foreign Settlement System.

Authorized Participants will be required to provide collateral to cover the possibility of failed delivery of one or more Debt Securities in connection with an “in-kind” creation of Shares of Debt Funds and Combined Funds. As mentioned above, in case of a failed delivery of a Debt Security that is a Deposit Security, the affected Fund will hold the collateral until the delivery of such Debt Security. In this way, the Debt Fund or the Combined Fund will be protected from failure to receive the Debt Security because the Custodian will not effect the Fund’s side of the transaction (the issuance of Shares) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Debt Securities (or collateral for failed Debt Securities) and any required Balancing Amount in cash. In the case of redemption transactions, a Debt Fund or Combined Fund similarly will be protected from failure to receive Creation Units because the Custodian will not effect such Debt Fund’s side of the transaction (the delivery of Fund Securities on the current Redemption List and any Cash Redemption Payment owed to the Authorized

Participant) until the Custodian has received confirmation of receipt of the Authorized Participant’s incoming Creation Units.

In order to simplify the transfer agency process and align the settlement of Shares of the Debt Funds and Combined Funds with the settlement of the Debt Securities, Applicants plan to settle transactions in all fixed income instruments, cash, and Shares on the same T+3 settlement cycle.20

9.	Availability of Information Regarding Shares and Underlying Indexes of Debt Funds and Combined Funds

Except as noted herein, Applicants expect that information regarding the Debt Funds and the Combined Funds and their respective Underlying Indexes will be made available as described in the Prior Application under Section II.V. entitled “Availability of Information Regarding Shares and Indexes.” Applicants note that the Underlying Indexes for the Debt Funds and the Combined Funds are calculated and published once a day, not every 15 seconds during the day. End of day prices of each Debt Fund’s Deposit Securities and each Combined Fund’s debt Deposit Securities are readily available from various sources such as S&P, Interactive Data Corporation, automated quotation systems, published or other public sources or on-line information services such as Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares

20 Applicants note that Shares of the Debt Funds and Combined Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each such Fund will trade in the secondary market at prices that reflect interest and coupon payments on applicable Portfolio Securities through the Shares T+3 settlement date. As with other investment companies, the Act requires the Debt Funds and Combined Funds to calculate NAV based on the current market value of the portfolio investments, and does not permit such Debt Funds and Combined Funds to reflect the NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Debt Funds and Combined Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Debt Funds and Combined Funds. The Exchange market makers and other institutional investors who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities. Certain Prior Debt ETFs also settle transactions on T+3 settlement cycles; see, e.g., debt ETFs offered by Van Eck and Combination Funds offered by Northern Trust.

of both Debt Funds and Combined Funds will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information of the Shares will be published daily in the financial sections of many newspapers. In addition, Applicants expect, given the past history of shares of other Prior Debt ETFs that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packages, analyzed and widely disseminated to the investing public.

The Trust intends to file one or more Post-Effective amendments to its Registration Statement and to seek to have them declared effective, so that it may offer Shares of its Debt Funds and Combined Funds, which will be discussed in greater detail in such Post-Effective amendments.

Applicants submit that amending the Prior Application to include the terms “Debt Index(es)” and “Combined Index(es)” in the definition of the terms “Index” and “Indexes”, respectively, in the Prior Application and to permit the Trust to issue Debt Funds and Combined Funds as described herein, would be consistent with the terms and conditions of the Prior Order.

C.	Long-Short Funds and Extended/Long Funds
1.	General

As stated above, the Trust also intends to issue a series of Long-Short Funds, as well as a series of Extended/Long Funds as described in this Section. In general, “Long-Short” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure ranges from 0% up to approximately 100% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure ranges from 0% up to approximately 100% of such Fund’s net assets. As used in this Application, “Extended/Long” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure amounts to more than 100% and up to approximately 150% of a Fund’s net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure amounts more than 0% and up to approximately 50% of such Fund’s net assets, with the amount of short exposure generally offsetting the amount of excess long exposure above 100%.

Each Fund based on a Long-Short Index (“Long-Short Fund”) and each Fund based on as Extended/Long Index (“Extended/Long Fund”) will seek to hold portfolio positions intended to produce the return of its stated Underlying Index.

Applicants propose to amend the Prior Order by permitting the Trust to issue Long-Short Funds and Extended/Long Funds, to use their relevant Long-Short Underlying Indexes and Extended/Long Underlying Indexes and to issue their Shares under the terms and conditions of the Prior Order except as otherwise expressly described below in this Section of this Application. Applicants believe that this amendment will permit the Trust to issue a series of Funds that will provide potential investors with a convenient and cost-effective method of participating in Long-Short and Extended/Long strategies.

2.	Index Selection Requirements

Applicants observe that mutual funds exist today that employ an actively-managed Long-Short or Extended/Long strategy. The portfolio managers of these funds exercise investment discretion and select both long positions and/or short positions, as applicable, based upon their judgment and any constraints imposed on them. Applicants intend that the Trust’s Long-Short Funds and Extended/Long Funds will employ a Long-Short or Extended/Long strategy, respectively, as applicable, but, in contrast to actively managed mutual funds employing such strategies, both the Long-Short Funds and the Extended/Long Funds will operate as indexed Funds. The Advisor will not actively select positions for the Long-Short Funds or the Extended/Long Funds; rather each such Fund will seek to produce the return of its stated

Underlying Index that utilizes a Long-Short strategy or a Extended/Long strategy, as applicable. The Underlying Index for each Long-Short Fund and each Extended/Long Fund will be generated by its index provider in accordance with a well developed, fully specified rules-based methodology that utilizes specified factors to determine the identity, as well as the weighting, of its individual Index Constituents, both long and/or and short as applicable.

3.	Portfolio Holdings — Long-Short Funds and Extended/Long Funds

The Long-Short Funds and the Extended/Long Funds will be managed and operate in essentially the same manner, and be subject to the same representations made with respect the Trust’s other Funds described in the Prior Application as well as those stated herein, except as described in this Section of the Application. Each Long-Short Fund and the Extended/Long Fund will comply with Section 18 of the Act, the rules adopted thereunder and the Commission staff’s positions with respect thereto.

(a)	Long-Short Funds

Each Long-Short Index will utilize a rules-based process based on specified factors to determine the individual Index Constituents of each Long-Short Index as well as the weighting of its individual Index Constituents, both in the long portion and/or the short portion, as applicable, of such index. As is the case for the other Underlying Indexes, each Long-Short Underlying Index will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Each Long-Short Index will specify a combination of geographic characteristics (e.g., Domestic and/or International) and one or more types of asset classes (e.g., Equity and/or Debt).

Each Long-Short Fund will establish (i) exposures equal to up to approximately 100% of the long positions specified by its Long-Short Underlying Index (“Long Positions”) and/or (ii) exposures equal to up to approximately 100% of the short positions specified by its Long-Short

Underlying Index (“Short Positions”). The net investment exposure of each Long-Short Fund will equal its net assets.21

Each Long-Short Fund expects to hold long positions in those Index Constituents; if any, that are specified as Long Positions by its Long-Short Underlying Index. Each Long-Short Fund will invest its 80% Asset Basket in the Index Constituents (including Depositary Receipts and TBA Transactions), if any, that are specified for the Long Positions in its Long/Short Underlying Index. The remaining 20% Asset Basket of a Long-Short Fund may be invested in Index Constituents and/or Non-Constituents, Money Market Instruments and Cash as are described above in Section III.B.3 of this Application. To the extent required by Section 18(f) of the 1940 Act, Portfolio Securities and/or cash in a Long/Short Fund’s portfolio would be segregated to cover Short Positions in its portfolio.22

Each Long-Short Fund also expects to hold short positions in those Index Constituents that are specified as Short Positions for its Long-Short Underlying Index. However, Short Positions cannot be transferred in-kind; therefore, there will be no short positions in the Deposit Securities of a Creation List or in the Fund Securities of a Redemption List for a Long-Short Fund. Each Long-Short Fund’s short positions, along with Portfolio Deposit information, will be provided in such Fund’s full portfolio holdings disclosure, which will be published on the Website. Any person can use this information to ascertain, in real time, the intraday value of the Long-Short Funds.

21 For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

22 See, Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

(b)	Extended/Long Funds

Each Extended/Long Underlying Index will also utilize a rules-based process based on specified factors to determine the individual Index Constituents of each Extended/Long Underlying Index as well as the weighting of its individual Index Constituents, both in the long portion and the short portion of such index. As is the case for the other Underlying Indexes, each Extended/Long Underlying Index will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings. Each Extended/Long Underlying Index will specify a combination of geographic characteristics (e.g., Domestic and/or International) and one or more types of asset classes (e.g., Equity and/or Debt).

Each Extended/Long Fund expects to hold (i) long positions in those Index Constituents that are specified for the Long Positions of its Extended/Long Underlying Index and (ii) short positions in those Index Constituents that are specified for the Short Positions of its Extended/Long Underlying Index. Each  Extended/Long Fund’s 80% Asset Basket will be comprised of Component Securities that are specified for the Long Positions and Short Positions in its Extended/Long Underlying Index. By way of example, assuming that an Extended/Long Fund’s total assets equal $100 and that the Extended/Long Underlying Index for such fund is based on a 130/30 strategy, such fund would take at least $80 (i.e., 80%) and invest it directly in the Constituent Securities identified as the Long Positions of its 130/30 Extended/Long Underlying Index. The 130/30 Extended/Long Fund would then establish short positions in Short Positions dictated by its 130/30 Extended/Long Underlying Index or in Financial Instruments that correlate to the Short Positions of its 130/30 Extended/Long Underlying Index.  In connection with the establishment of the short positions, the 130/30 Extended/Long Fund would obtain up to $30 in cash, which it would expect to invest in additional Constituent Securities identified as Long Positions by its 130/30 Extended/Long Underlying Index or in Financial Instruments that correlate to the Long Positions of its 130/30 Extended/Long Underlying Index. The Fund would then invest the remainder of its assets (i.e., $20) in Index Constituent Securities, non-Constituent Securities or Financial Instruments, as deemed appropriate by the Adviser to track its 130/30 Extended/Long Underlying Index. To the extent required by Section 18(f) of the 1940 Act, Portfolio Securities and/or cash in a Extended/Long Fund’s portfolio would be segregated to cover Short Positions in its portfolio.23

As is the case for Long-Short Funds, there will be no short positions on the Deposit Securities of a Creation List or on the Fund Securities of a Redemption List for a Extended/Long Fund. Each Extended/Long Fund’s short positions, along with Portfolio Deposit information, will be provided in the full portfolio holdings disclosure, which will be published on the Funds’ Website. Any person can use this information to ascertain, in real time, the intraday value of the Extended/Long Funds.

4.	Purchase/Redemption of Creation Units — Long-Short Funds and Extended/Long Funds

Unlike the in-kind creation and redemption process for the Trust’s other Funds as described in the Prior Application, Creation Units of each Long-Short Fund and Extended/Long Fund will generally be purchased/redeemed for specified Deposit Securities/Fund Securities and cash, or solely for an All-Cash Payment. The prospectus for each Long-Short Fund and Extended/Long Fund will disclose that a Creation Unit can be purchased with and redeemed for either: (i) in-kind Deposit Securities and Fund Securities, respectively, plus cash; or (ii) an All-Cash Payment. The Advisor generally intends to permit each Authorized Participant to choose whether to create or redeem using an All-Cash Payment or in-kind Deposit Securities and Fund Securities, respectively, plus cash. The Advisor may permit only one method, however, if in its sole discretion it believes

23 Ibid.

that the alternative method of creation or redemption would be, or potentially would be, harmful to shareholders or the Fund (e.g., adverse tax consequences). As mentioned above, there will be no short positions on the Deposit Securities of a Creation List, or on the list of Fund Securities of a Redemption List, for any Long-Short Fund or Extended/Long Fund.

5.	Settlement and Clearance – Long-Short Funds and Extended/Long Funds

Each Long-Short Fund and Extended/Long Fund will settle and clear (x) any cash and debt Portfolio Securities relating to their respective Underlying Indexes in the manner described in Section III.B.8 above and (y) any equity Portfolio Securities relating to their respective Underlying Indexes in the manner described in Section II.N of the Prior Application.

6.	Availability of Information Regarding Shares of Long-Short Funds and Extended/Long Funds and their Respective Underlying Indexes

Applicants expect that information regarding each Long-Short Fund and Extended/Long Fund and its respective Underlying Index will be made available as described in Section II.B.8. above. Applicants note that if any Underlying Index is comprised of certain Debt Securities, it will be calculated and published once a day, rather than every 15 seconds during the day, for the same reason as set forth in Section III.B.9. above.

The holdings file made publicly available on the Funds’ Website will include Portfolio Deposit information as well as information relating to derivatives relating to the relevant Short Positions so that the intraday value of each Long-Short Fund and Extended/Long Fund can accurately be calculated. Applicants intend that the investment characteristics of the derivatives in any short positions or long positions not held directly in Index Constituents of the relevant Underlying Index will be described in sufficient detail for market participants to understand the principal investment strategies of the Long-Short Funds and the Extended/Long Funds and to permit informed trading of such Funds’ Shares. The Trust intends to file one or more post-effective amendments to its Registration Statement and to seek to have them declared effective, so that it may offer Shares of its Long-Short Funds and Extended/Long Funds, which will be discussed in greater detail in such Post-Effective amendments.

Applicants submit that amending the Prior Application to include the terms “Long-Short Index(es)” and “Extended/Long Index(es)” within the definition of the terms “Index” and “Indexes”, respectively, in the Prior Application and to permit the Trust to issue Long-Short Funds and Extended/Long Funds as described herein, would be consistent with the terms and conditions of the Prior Order.

D.	ETFs of ETFs
1.	Existing FOF Funds and Request for Relief to Permit Issuance of ETFs of ETFs.

As stated above, the Trust currently operates certain FOF Funds in accordance with the terms and conditions of the Prior 12(d)(1) Relief contained in the Prior Application and the Prior Order (“Conditions”), including, among other things, that such FOF Funds rely on Section 12(d)(1)(F) of the Act to invest in shares of Unaffiliated Portfolio ETFs.24 Applicants now intend to operate and offer shares of Additional FOF Funds (i) using an Underlying FOF Index comprised, in part or in whole, of either Affiliated Portfolio ETFs, Unaffiliated Portfolio ETFs, or a combination of both, and (ii) holding shares of such Affiliated Portfolio ETFs and/or Unaffiliated Portfolio ETFs in excess of the limits set forth in Section 12(d)(1) of the Act. Each such FOF Fund will do so either in compliance with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3, or will invest in shares issued by Unaffiliated Portfolio ETFs in different groups of investment companies in reliance upon the Section 12(d)(1) exemptive relief previously granted to such ETFs,

24 See, footnote 16 of the Prior Application.

as discussed below. Therefore, Applicants respectfully request that the Prior 12(d)(1) Relief granted with respect to FOF Funds be amended pursuant to Sections 6(c) and 12(d)(1)(J) of the Act so as to extend the scope of such relief to cover any existing FOF Fund, as well as any Additional FOF Fund described above (each, an “ETF of ETF” and collectively, “ETFs of ETFs”), to be operated in the manner described in the Prior Application and under the Conditions of the Prior Order, as amended by this Application and the requested Amended Order. Applicants believe that the amended 12(d)(1) Relief requested with respect to the ETF of ETFs is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.	The Amended 12(d)(1) Relief Requested Herein is very similar to that granted in the Prior Order and in Prior ETF of ETFs Orders

Section 12(d)(1)(A) of the 1940 Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally. The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(1)(J) to the 1940 Act, which provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act’s restrictions against investment companies investing in other investment companies are not repeated.25 These abuses26 can be summarized into three categories: (1) the threat of large-scale redemptions of the acquired fund’s shares, (2) layering of fees and expenses, and (3) undue complexity.

Applicants submit that the Amended 12(d)(1) Relief requested herein is very similar to the Prior 12(d)(1) Relief granted to the Applicants, and observe that the Prior 12(d)(1) Relief is contingent upon compliance with the Conditions, which Applicants assert were carefully crafted to address the possible abuses, conflicts of interest and overreaching that could result from the design and operation of a FOF Fund. Applicants note that the Commission has also granted 12(d)(1) Relief to the applicants in the Prior ETF of ETFs Orders that is very similar to the relief requested herein; indeed, in some cases, the scope of such relief is broader than that requested by Applicants27. Applicants state that all existing ETFs of ETFs currently operate within the scope of the 12(d)(1) Relief and will continue to do so in the future when using their enhanced ability to acquire and sell shares of Unaffiliated Portfolio ETFs in excess of the limits imposed by Section 12(d)(1)(F), and that Additional ETFs of ETFs will operate within the scope of the 12(d)(1) Relief

25 See, H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

26 These abuses were identified and discussed in the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R, Rep. No. 2337, 89th Cong., 2d Sess., 3111-324 (1966) (“PPI Report”).

27 See, e.g., the Van Eck ETF of ETF Order which permits the purchase and sale of shares in excess of the limits imposed by Sections 12(d)(1)(A) and 12(d)(1)(B), issued by registered closed-end investment companies and business development companies, in addition to affiliated and unaffiliated registered open-end investment companies and unit investment trusts.

when offering additional categories of ETFs of ETFs described above, if the Amended 12(d)(1) Relief requested herein be granted. Applicants believe that allowing existing and Additional ETFs of ETFs to invest in Unaffiliated Portfolio ETFs in excess of the limitations contained in Section 12(d)(1)(F), as well as permitting the issuance of additional ETF of ETF categories, would not raise any additional or other concerns in connection with the “pyramiding of funds”. To that end, Applicants propose that the grant of Amended 12(d)(1) Relief be conditioned upon compliance with (i) the Conditions as well as (ii) the requirement that each ETF of ETF may acquire shares only issued by those Unaffiliated Portfolio ETFs that have previously received appropriate Section 12(d)(1) exemptive relief28 (“Requirement”).

3.	Legal Analysis : Exemption Under Section 12(d)(1)(J) of the Act

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Applicants submit that, with respect to the acquisition by an ETF of ETF Fund of shares of Unaffiliated and/or Affiliated Funds, the imposition of both the Conditions and the Requirement will adequately address the concerns underlying the applicable investment limits contained in Section 12(d)(1) and will effectively operate to prevent any abuses that may be caused by the broadening of the 12(d)(1) Relief, as requested herein. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment

28 The 12(d)(1) relief, among other things, will require each ETF of ETFs to enter into a Participation Agreement with such Unaffiliated Portfolio Fund, to adhere to terms and conditions stated therein that are very similar, if not identical, to the Conditions, and to participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. However, this requirement will not apply to any ETF of ETFs acquiring shares of Affiliated Portfolio ETF s pursuant to Section 12(d)(1)(G) of the Act.

companies investing in other investment companies evolves over time.29 Applicants note that Section 12(d)(1)(G) of the Act reflects a Congressional determination that certain “fund of funds” arrangements within the same group of investment companies do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B) of the Act.  The Commission has also expressed its increased acceptance of certain "fund of funds" arrangements that did not exclusively invest in the same group of investment companies when it adopted Rule 12d1-2 under the Act.30

As stated in the Prior Application, Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and, in any case, Applicants have agreed to comply with the Conditions and the Requirement that were specifically designed to address these concerns. Further, Applicants observe that Prior ETFs of ETFs currently trading have been operating under Prior ETF of ETF Orders that granted relief to such funds that is very similar to the Amended Section 12(d)(1) Relief requested in this Application.  Applicants are not aware of any problems or difficulties encountered by such Prior ETFs of ETFs relying upon such orders, and expect that the experience of the ETFs of ETFs identified herein should be the same.

Applicants assert that the proposed transactions are consistent with the general purposes of the Act and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also believe that the requested exemptions are appropriate in the public interest,  and are  consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  The proposed transactions will also be consistent with the policies of each ETF of ETFs.

29 See, HR 622 , at 43-44 .

30 See, Investment Company Act Release No. 27399 (June 20, 2006).

E.	Clarification of the Prior Order with respect to a Fund’s holdings of Portfolio ETFs

The Funds are permitted to hold shares of Portfolio ETFs subject to the representations, provisions and conditions contained in the Prior Application and the Prior Order. Applicants observe that, from time to time, a Fund based on an Underlying Index that is comprised of one or more Portfolio ETFs may find it useful or necessary to directly invest in the individual ETF Underlying Securities held by such Portfolio ETF, rather than in the actual shares issued by such Portfolio ETF. For example, a Fund holding shares issued by a Portfolio ETF may be precluded from acquiring additional shares of such Portfolio ETF due to the imposition of trading halts or other interruptions in the secondary market for such shares, or in order to maintain compliance with the provisions of subchapter M of the U.S. Internal Revenue Code or Section 12(d)(1)(F) of the Act (absent the grant of Relief requested herein). In addition, the Advisor might determine that direct investment in some or all of the individual ETF Underlying Securities, rather than shares of the Portfolio ETF, would reduce Portfolio ETF fees and/or produce other cost savings that could be passed on to Fund shareholders if such strategies were implemented. In such circumstances, the Advisor could employ either a Replication Strategy to acquire all ETF Underlying Securities of the Portfolio ETF, a Sampling Strategy to invest in some ETF Underlying Securities that have aggregate investment characteristics, fundamental characteristics and liquidity measures similar to those of the Portfolio ETF’s Underlying Index taken in its entirety31, or a combination of the two strategies. In all such cases, the ETF Underlying Securities of a Portfolio ETF will be included in the 80% Asset Basket as described in Section II.K.

31 As noted in Section II.K. , if a Sampling Strategy is used, a Portfolio ETF will not be expected to track the price and yield performance of such ETF’s Underlying Index with the same degree of accuracy as would a Portfolio ETF that invested in every Index Constituent with the same weighting as its ETF Underlying Index.

Applicants believe that the Prior Order currently permits this activity. For the avoidance of doubt, however, Applicants wish to clarify that any Fund based on an Underlying Index that is comprised of one or more Portfolio ETFs as Index Constituents is permitted to use either or both Replication and/or Sampling strategies as described above in connection with the investment of such Fund’s 80% Asset Basket. Applicants believe that this will make clear that any Fund based on an Underlying Index that includes at least one Portfolio ETF as an Index Component may engage in one or more of, or all of, the following activities: (i) invest directly in the shares of such Portfolio ETF(s), (ii) utilize a Replication Strategy to invest in each of the individual ETF Underlying Securities held by such Portfolio ETF(s), (iii) follow a Sampling Strategy to select certain of the individual ETF Underlying Securities comprising such Portfolio ETF(s) or (iv) utilize a Sampling Strategy to select individual ETF Underlying Securities different than those held by such Portfolio ETF(s), all in the manner described in Section II.K. The Prospectus for each such Fund will contain disclosure describing these alternatives. Applicants believe that the use of these alternatives will enhance the portfolio management of any Fund based on an Underlying Index that includes at least one Portfolio ETF as an Index Constituent by providing meaningful alternatives to a direct investment in the shares of such ETF. Applicants believe that this request is within the scope of the Prior Order and consistent with the terms and conditions of the Prior Application.

F.	Clarification of the Prior Order with respect to holdings of Portfolio ETFs in excess of the limits contained in Sections 12(d)(1)(A) and (B) of the Act

As discussed above, Funds currently hold, sell and redeem shares issued by Portfolio ETFs. Many Portfolio ETFs have received 12(d)(1) relief from the Commission that, among other things, permit certain registered investment companies to purchase and redeem shares of such Portfolio

ETFs in excess of the limits contained in Sections 12(d)(1)(A) and (B) of the Act32; this relief is conditioned, in part, upon the purchaser’s compliance with the Requirement. Applicants believe that the Prior Order currently permits the Funds to engage in this activity. However, for the avoidance of doubt, Applicants wish to clarify that any Fund (including an ETF of ETFs), properly complying with the Requirement with respect to an Acquired Portfolio ETF that has received 12(d)(1) Relief from the Commission, is permitted to exceed the limits of Sections 12(d)(1)(A) and (B) of the Act when transacting in shares of such Acquired Portfolio ETF. Applicants believe that this clarification will enhance the portfolio management of any Fund based on an Underlying Index that includes at least one Acquired Portfolio ETF as an Index Constituent. Applicants believe that this request is within the scope of the Prior Order and consistent with the representations, provisions and conditions in the Prior Application.

G.	Clarification conforming certain disclosure representations in the Prior Application with the summary prospectus rule.

Applicants observe that the Prior Application mandates that the disclosure requirements and conditions contained therein will be effective until the Funds comply with the disclosure requirements contained in the Commission’s “Summary Prospectus Rule”33. Although the Funds currently comply with the disclosure provisions of the Summary Prospectus Rule, for the avoidance of doubt, Applicants seek to clarify that the requirements and conditions contained in the Prior Application have been superseded by those contained in the Summary Prospectus Rule. Applicants believe that the request is a clarification of the relief granted in the Prior Order and is warranted because the Form N-1A amendments made with respect to exchange-traded funds as

32 See ,e.g., the ETFs cited on pages 129-130 of the Prior Application. The Funds have received 12(d)(1) Relief from the Commission in the Prior Order and therefore are familiar with the provisions and terms of Acquiring Fund Agreements.

33 See, SEC Release Nos. 33-8998, IC-28584 (Jan. 13, 2009).

part of the Summary Prospectus Rule reflect the Commission’s view as to the appropriate types of prospectus and annual report disclosures for exchange-traded funds.

II.	Request for Relief

Applicants seek an order under Section 6(c) of the Act amending the Prior Order to grant an exemption from Sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and Rule 22c-1 under the Act, and an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act, as well as an exemption pursuant to Section 6(c) and 12(d)(1)(J) of the Act, to permit the creation of Non-Affiliated Index Funds, Debt Funds, Combined Funds, Long-Short Funds, Extended/Long Funds and ETFs of ETFs and to permit the operation of all such Funds as described in this Application. Applicants believe that this Relief requested with respect to the Non-Affiliated Index Funds, Debt Funds, Combined Funds, Long-Short Funds, Extended/Long Funds and ETFs of ETFs is consistent with the relief granted in the Prior Order, as well as that granted in the Prior Unaffiliated Index Orders, Prior Debt Orders, Prior Combined Fund Orders, Prior Long-Short Orders, Prior Extended/Long Orders and Prior ETFs of ETFs Orders and is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Also, Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, for an exemption from Section 12(d)(1)(A) to permit Acquiring Funds to acquire Shares of all Non-Affiliated Index Funds, Debt Funds, Combined Funds, Long-Short Funds and Extended/Long Funds beyond the limits of Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit Acquiring Funds, their principal underwriters and Brokers to sell Shares of all Non-Affiliated Index Funds, Debt Funds, Combined Funds, Long-Short Funds and Extended/Long Funds to such Acquiring Funds beyond the limits of Section 12(d)(1)(B). Applicants believe that the Section 12(d)(1) Relief requested with respect to the Non-Affiliated Index Funds, Debt Funds, Combined Funds, Long-Short Funds and Extended/Long Funds is consistent with the relief granted in the Prior Order and is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

III.	Express Conditions to this Application

Applicants agree that any Amended Order of the Commission granting the requested Relief will be subject to the same requirements and conditions as those imposed by the Prior Order, except for those that have been amended or superseded, as well as the Requirement set forth herein.

IV.	Names and Addresses and Procedural Matters

The following are the names and addresses of Applicants:

IndexIQ ETF Trust

c/o Adam S. Patti

IndexIQ Advisors LLC

800 Westchester Avenue, Suite N-611

Rye Brook, NY 10573

INDEXIQ ADVISORS LLC

Adam S. Patti

IndexIQ Advisors LLC

800 Westchester Avenue, Suite N-611

Rye Brook, NY 10573

All questions concerning this Application should be directed to the persons listed on the facing page of this Application.

1. Acting by written consent in lieu of a meeting, on July 2, 2012, the Chief Executive Officer of the Advisor adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED:	that the officers of the Advisor be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, together or in connection with any existing or new series of the Trust (the “Funds”), with the Securities and Exchange Commission (the “Commission”), one or more applications that the Advisor deems desirable, advisable, or necessary, and any amendments thereto (collectively, the “Applications”), for one or more orders pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (collectively, the “Orders”);
RESOLVED:	that the officers of the Advisor by, and each of them hereby is authorized, with the assistance or advice of counsel, to prepare, execute and file with the Commission one or more applications to amend Orders (“Amended Applications”) previously granted to the Funds by the Commission (“Amended Orders”);
RESOLVED:	that the officers of the Advisor shall have the discretion to cause the Applications and Amended Applications to be prepared and filed jointly with other investment companies advised by the Advisor and other affiliated investment advisors; and
RESOLVED:	that the officers of the Advisor be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

2. Acting by written consent in lieu of a meeting, on July 2, 2012, the board of directors of the Trust adopted the following resolutions authorizing the execution and filing of this Application.

“RESOLVED:	that the officers of the Trust be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, jointly with IndexIQ Advisors LLC (the “Advisor”) together or in connection with any existing or new series of the Trust (the “Funds”), with the Securities and Exchange Commission (the “Commission”), one or more applications that the Advisor deems desirable, advisable or necessary, and any amendments thereto (collectively, the “Applications”), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (collectively, the “Orders”);

RESOLVED:	that the officers of the Advisor by, and each of them hereby is authorized, with the assistance or advice of counsel, to prepare, execute and file with the Commission one or more applications to amend Orders (“Amended Applications”) previously granted to the Funds by the Commission (“Amended Orders”);
RESOLVED:	that the officers of the Trust shall have the discretion to cause the Applications and Amended Applications to be prepared and filed jointly with other investment companies advised by the Advisor, provided that they determine such a joint filing to be in the best interests of the Trust; and
RESOLVED:	that the officers of the Trust be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

3. Pursuant to Rule 0-2(c)(1) under the Act, each of the Applicants and the Advisor hereby states that the officer signing and filing this Application on behalf of each Applicant and the Advisor is fully authorized to do so. Under the provisions of the Trust’s and the Advisor’s formation and organizational documents, responsibility for the management of the affairs and business of the Trust and the Advisor is vested in their respective boards of directors, which have adopted the authorizing resolutions set forth above. Accordingly, each of the Trust and the Advisor has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

4. The verifications required by Rule 0-2(d) under the Act are attached hereto as Appendix A.

IV.	VIII. Authorization and Signatures

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application dated July 2, 2012 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants request that all written communications concerning the Application be directed to the person and address printed on the Application’s facing page. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ ETF Trust pursuant to the general authority vested in him as President of such trust. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer of such company.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

INDEXIQ ETF TRUST

By:	/s/ Adam S. Patti
Name:	Adam S. Patti
Title:	President
Dated:	July 2, 2012

INDEXIQ ADVISORS LLC

By:	/s/ Adam S. Patti
Name:	Adam S. Patti
Title:	Chief Executive Officer
Dated:	July, 2, 2012

APPENDIX A

Verification of Application and Statement of Fact

State of New York                  )

                                                         :ss.:

County of New York             )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated July 2, 2012 for and on behalf of IndexIQ ETF Trust; that he is the President of such trust, and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ETF TRUST

By	/s/ Adam S. Patti
Name:	Adam S. Patti
Title:	President

Subscribed and sworn to before

me this 2nd day of July, 2012.

/s/ Deborah Ferraro

Notary Public:

My Commission expires: 05/02/2014

A-1

Verification of Application and Statement of Fact

State of New York                  )

                                                         :ss.:

County of New York             )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated July 2, 2012 for and on behalf of INDEXIQ ADVISORS LLC; that he is the Chief Executive Officer of such company; and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ADVISORS LLC

By	/s/ Adam S. Patti
Name:	Adam S. Patti
Title:	Chief Executive Officer

Subscribed and sworn to before

me this 2nd day of July, 2012.

/s/ Deborah Ferraro

Notary Public:

My Commission expires: 05/02/2014

A-2